

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram ... Phones : 3032 5000, 2284 2384, 2282 6070
...2268, 2285 2214 Website : www.ril.com





February 1, 2005

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 41	February 1, 2005	Limited Review Report on Unaudited Financial Results for the quarter /nine months ended December 31, 2004.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Encl: a/a

To,

The Board of Directors,

RELIANCE INDUSTRIES LIMITED

We have reviewed the accompanying statement of unaudited financial results of **RELIANCE INDUSTRIES LIMITED** for the period ended 31st December, 2004. This statement is the responsibility of the Company's management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with Accounting Standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For Chaturvedi & Shah

Chartered Accountants.



Rajesh D. Chaturvedi

Partner.

Membership no..45882.


CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

Mumbai

Dated: 21st January, 2005

For Rajendra & Co.

Chartered Accountants.



Apurva R. Shah

Partner

Membership no. 47166.


RAJENDRA & CO.
MUMBAI
CHARTERED ACCOUNTANTS



Name of the Company : **Reliance Industries Limited**
Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / NINE MONTHS ENDED 31st DECEMBER 2004

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 31st December		Nine months ended 31st December		Year Ended 31st March
		2004	2003	2004	2003	2004 (Audited)
1.	Gross Turnover (Turnover and Inter Divisional Transfers)	24,855	18,864	**68,535**	54,066	74,418
	Less: Inter Divisional Transfers	5,141	5,242	**15,211**	13,133	18,171
	Turnover	19,714	13,622	**53,324**	40,933	56,247
	Less: Excise Duty Recovered on Sales	1,946	1,122	**5,112**	3,239	4,445
	Net Turnover	**17,768**	**12,500**	**48,212**	**37,694**	**51,802**
2.	Other Income	331	223	**974**	661	1,138
3.	Total Expenditure					
	(a) (Increase)/decrease in stock in trade	165	151	**77**	530	605
	(b) Consumption of raw materials	12,687	8,149	**33,849**	25,248	34,722
	(c) Staff cost	214	175	**577**	497	666
	(d) Other expenditure	1,412	1,459	**4,444**	4,222	5,825
4.	Interest	205	364	**1,107**	945	1,435
5.	Depreciation	912	801	**2,742**	2,279	3,247
6.	**Profit before extra-ordinary items**	**2,504**	**1,624**	**6,390**	**4,634**	**6,440**
7.	Extra-ordinary Income/ (Expenditure)	-	-	-	(107)	(139)
8.	**Profit before tax**	**2,504**	**1,624**	**6,390**	**4,527**	**6,301**
9.	Provision for Current Tax	213	90	**510**	256	351
10.	Provision for Deferred Tax	200	160	**600**	530	790
11.	**Net Profit**	**2,091**	**1,374**	**5,280**	**3,741**	**5,160**
12.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,396	1396	**1,396**	1,396	1,396
13.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year					30,323
14.	**Earnings per share (of Rs. 10)**					
	Basic	15.0	9.8	**37.8**	26.8	36.79
	Diluted	15.0	9.8	**37.8**	26.8	36.79

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.
2. The Company had revalued its Plant and Machinery located at Patalganga and Naroda during the financial year 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 45 crores (US$ 10 million) for the nine months ended 31st December 2004 and an equivalent amount has been withdrawn from General Reserve. **This has no impact on profit for the period.**
3. During the period under review, Reliance Brazil LLC has become a subsidiary of the Company.
4. There were no investors' complaints pending as on October 1, 2004. All the 3,827 complaints received during the quarter were resolved and no complaints were outstanding as on 31st December 2004.
5. The statutory auditors of the Company have carried out a Limited Review of the results for nine months ended 31st December 2004.
6. The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on 21st January, 2005 approved the above results and its release.

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER / NINE MONTHS ENDED 31st DECEMBER 2004

Rs Crores

		Quarter Ended 31st December				Nine months Ended 31st December				Year ended 31st March	
		2004		2003		2004		2003		2004 (Audited)	
1.	**Segment Revenue**										
	- Petrochemicals	11,021		8,404		**28,588**		22,841		30,474	
	- Refining	13,415		9,983		**38,494**		29,589		41,606	
	- Others	419		477		**1,453**		1,636		2,562	
	Gross Turnover	24,855		18,864		**68,535**		54,066		74,642	
	Less: Inter Segment / Intra Segment Transfers	5,141		5,242		**15,211**		13,133		18,171	
	Turnover	19,714		13,622		**53,324**		40,933		56,471	
	Less: Excise Duty Recovered on Sales	1,946		1,122		**5,112**		3,239		4,445	
	Net Turnover		17,768		12,500		**48,212**		37,694		52,026
2.	**Segment Results**										
	- Petrochemicals	852		1,005		**2,779**		2,471		3,368	
	- Refining	1,578		815		**3,941**		2,411		3,500	
	- Others	268		113		**813**		382		589	
	Total Segment Profit before Interest and Tax		2,698		1,933		**7,533**		5,264		7,457
	(i) Interest Expense		(205)		(364)		**(1,107)**		(945)		(1,439)
	(ii) Interest Income		79		133		**171**		483		684
	(iii) Other Unallocable Income Net of Expenditure		(68)		(78)		**(207)**		(168)		(253)
	Profit Before Tax and Extra-ordinary Items		2,504		1,624		**6,390**		4,634		6,449
	Extra-ordinary Income/ (Expense)		-		-		-		(107)		(139)
	Profit Before Tax		2,504		1624		**6,390**		4,527		6,310
	(i) Provision for Current Tax		(213)		(90)		**(510)**		(256)		(351)
	(ii) Provision for Deferred Tax		(200)		(160)		**(600)**		(530)		(790)
	Profit after Tax		2,091		1,374		**5,280**		3,741		5,169
3.	**Capital Employed**										
	- Petrochemicals		10,871		11,954		**10,871**		11,954		11,246
	- Refining		22.429		21,882		**22.429**		21,882		23,992
	- Others		12,407		11,199		**12,407**		11,199		15,510
	- Unallocated Corporate		16,359		18,719		**16,359**		18,719		8,761
	Total Capital Employed		62,066		63,754		**62,066**		63,754		59,509

Notes to Segment Information for the nine months ended 31st December 2004:

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported segments information as described below:

a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.

b) The **refining** segment includes production and marketing operations of the petroleum refinery.

c) The businesses, conducted mainly through investment in associates and smaller business segments not separately reportable have been grouped under the "**others**" segment. This comprises of the following:

- Oil and Gas
- Textile
- Communication
- Power
- Finance and Risk management

2. The segment results for the year ended 31st March 2004 are on a consolidated basis.

For Reliance Industries Limited



Mukesh D Ambani
Chairman & Managing Director

Reliance
Industries Limited

Regd. Office Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box 11717, Mumbai - 400 021
Gram 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2282 6070
Telefax 022 - 2204 2268, 2285 2214 Website www.ril.com

February 1, 2005


THE STOCK EXCHANGE
INWARD SECTION
CONTENTS NOT VERIFIED

The Secretary
Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Secretary
National Stock Exchange of India Ltd
Exchange Plaza, 5th Floor
Plot No.c/1, G Block
Bandra-Kurla Complex
Mumbai 400 051

The Secretary
The Calcutta Stock Exchange Association Ltd
7 Lyons Range
Calcutta 700001

Dear Sir,

Sub: Limited Review Report

Further to our letter dated January 21, 2005, enclosing the Unaudited Financial Results of the Company for the quarter/nine months ended December 31, 2004, we forward herewith the Limited Review Report from the Statutory Auditors of the Company, as required under Clause 41 of the Listing Agreement.

Kindly take the same on record.

Thanking you.

Yours faithfully,
For **Reliance Industries Limited**



Vinod M. Ambani
President & Company Secretary

Encl: a/a